

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 14, 2025

Lisa Nelson
Chief Executive Officer
FBC Holding, Inc.
3111 W. Chandler Blvd.
Suite 2120
Chandler, AZ 85226

       Re: **FBC Holding, Inc.**
           Offering Statement on Form 1-A
           Filed February 6, 2025
           File No. 024-12566

Dear Lisa Nelson:

       This is to advise you that we do not intend to review your offering statement.

       We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Rebekah Reed at 202-551-5332 with any questions.

       Sincerely,

       Division of Corporation Finance
       Office of Trade & Services

cc: Eric Newlan